                                        Filed by General Motors Corporation (GM)
                                   Subject Company - General Motors Corporation,
          EchoStar Communications Corporation and Hughes Electronics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                                      the Securities Act of 1934
                                                  Commission File No.: 001-00143

Subject: Announcing the GM/EchoStar Agreement

October 28, 2001

To HUGHES Employees:

Over the weekend, General Motors and EchoStar signed an agreement to merge HUGHES with EchoStar. After looking at all possible alternatives the HUGHES and GM leadership decided that a merger with EchoStar offered the greatest shareholder return and the best future growth opportunity for our businesses. With more than 16 million subscribers in the U.S. and 1.5 million in Latin America, and a 100% digital nationwide platform, this new company will provide fierce competition to cable providers and will help bridge the digital divide in the vast areas of our country that have no access to wired broadband communications. With this merger we will have the growth potential to strategically position all our assets for the future of broadband communication.

I would like to thank all of you for your patience, perseverance and fortitude during the many months of negotiations on this deal. GM and HUGHES conducted a detailed process to ensure that this agreement provides the best possible future for HUGHES and EchoStar. I am confident that we will all benefit from this merger.

The months ahead will be filled with preparations for closing this transaction. There are many steps to complete before Close: GM and GMH shareholders must approve the deal, U.S. government agencies will review it, and we will do the work necessary to separate HUGHES from GM in preparation for merging with EchoStar. During this time, we need to keep our business goals foremost. We must continue to build momentum and value in our company by meeting and exceeding the promises we have made. And above all, we must continue to compete as vigorously and aggressively as we know how to compete.

You are the very best at what you do and I know you will work your hardest to keep us on course during the months ahead. This transaction represents a huge opportunity to build value for our company and our stock. The combination of HUGHES and EchoStar creates massive synergies and opportunities for employees to thrive in a growth environment. Enterprise and consumer satellite-delivered communication services will be strategic assets, positioning the new company for the future of broadband communication. All the HUGHES companies now have an opportunity to grow. This is the time to perform your best, demonstrate your excellence and build a bright future for everyone. Together, let's make this crown jewel shine.

Sincerely,


Jack A. Shaw
Chief Executive Officer, HUGHES

Attachments:
------------
Press Release
Employee Q&A

                                      # # #

     In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.
     General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine             Vice Chairman and CFO, General Motors
Jack A. Shaw               Chief Executive Officer, Hughes
Roxanne S. Austin          Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein        Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines          Corporate VP and CFO, Hughes

     Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.
     Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.
     EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.
     Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
     Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction;
(5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and
(15) other risks described from time to time in periodic reports filed by 1EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                     Employee Questions & Answers - EchoStar

--------------------------------------------------------------------------------

A.   Explaining the Transaction/Overview

--------------------------------------------------------------------------------

1.   Can you explain the highlights of the transaction?

     GM, HUGHES and EchoStar Communications Corporation have agreed to merge HUGHES and EchoStar, creating the nation's largest multichannel competitor to cable. The combined company will have an enterprise value of more than $32 billion.

2.   Why did GM/HUGHES pursue this transaction?

     In the past couple of years, it became apparent that GM was not realizing the full value of HUGHES in the share price of the GM $1-2/3 stock, and that the value of HUGHES needed to be unlocked from the GM structure. In addition, GM wanted to focus on its core automotive business and use its available resources to help it fund its core business growth. Combining HUGHES with EchoStar pays our shareholders an immediate premium and builds a business that is a much better fit for the future needs of HUGHES and will enable continued growth and increasing shareholder value.

3.   How does this transaction benefit HUGHES?

     This transaction provides our Class H shareholders with a generous premium and creates massive opportunities for synergy and economies of scale by combining EchoStar with DIRECTV. With more than 16 million subscribers in the U.S. and 1.5 million in Latin America, and a 100% digital nationwide platform, our merged company will be in a strong growth position, providing fierce competition to large U.S. cable/broadband providers. HNS will play a strategic part in the growth of satellite-delivered broadband, and continue its set-top box manufacturing business. As part of the merged company, all the HUGHES businesses will be part of a dynamic, powerful enterprise focused on growth.

4.   What are the strengths of the new combined company?

     Led by a strong management team with proven success, the new combined company will have economies of scale and a large reduction in redundant costs, leading to improved revenue per subscriber (ARPU) and reduced subscriber acquisition costs (SAC). Competitive pricing and increased offerings are expected to lead to reduced customer churn and more incremental subscribers. In addition, the combined company will be better able to utilize the broadcast spectrum for meeting must-carry requirements. For example, both companies currently devote considerable spectrum to local channels: going forward, the redundancy of local channel carriage will be eliminated. This will enable increased local service and the addition of more and new programming services. HNS will continue to be a strategic asset in satellite-delivered broadband capability, as well as set-top box manufacturing.

5.   What are the benefits to consumers?

     The combined company will be the number two multichannel provider in the U.S. By combining EchoStar and DIRECTV, consumers will receive more channels and better service, including increased local to local service, more HDTV, video on demand and pay per view offerings. For consumers in rural areas who have no access to wired broadband communication, we will help bridge the digital divide by providing increased broadband availability and assure government regulators of competitive pricing.

6. What happened to other alternatives for HUGHES, such as a stand-alone spin-off, or other deals, e.g., New Corp.?

     In evaluating all possible alternatives, HUGHES and GM leadership came to the conclusion that a merger with EchoStar offered the greatest potential for shareholder value, growth of the business, and the strongest competitive position against the dominant cable industry.

     GM and HUGHES were in talks with News Corporation for more than a year on a proposal to merge certain New Corp. assets with HUGHES, creating a company tentatively named Sky Global Networks. However, in the final analysis, the economic benefits of the EchoStar transaction outweighed the benefits of the News Corp. proposal.

7.   If this transaction fails to be completed, what happens to HUGHES?

     HUGHES will continue as a viable company regardless of the outcome of this transaction. The entire leadership team at HUGHES and its operating companies is committed to increasing the business performance, market value and momentum of the enterprise regardless of a potential transaction.

8.   Why did it take so long to reach agreement on this deal?

     This transaction was extremely complicated due to the nature of HUGHES' relationship with GM, the Class H common stock of GM and the related complexity of legal and tax issues. However, the process to reach agreement has resulted in all parties having a high degree of confidence that this transaction is best for GM, HUGHES and EchoStar.

9. How will employee compensation and benefits programs (including severance packages) be handled by EchoStar?

     Details on employee compensation and benefits issues for U.S employees following the Closing Date are described in the "Employee Summary Sheet on Benefits, Compensation and Other Programs" that is applicable for your business. There are no specific provisions in the transaction documents that address, in any way, the compensation and benefits plans for international employees, therefore, they remain unchanged.

10.  What will the new company be called? (What will happen to the HUGHES name?)

     The new company will be called EchoStar Communications Corporation. DIRECTV will be the DBS brand for the combined company. The HUGHES name will continue as part of HUGHES Network Systems and various other subsidiaries.

11.  Where will the new company's headquarters be located?

     EchoStar Communications Corp. will be headquartered in Littleton, Colorado. No other decisions regarding company locations have been made at this time.

12. Please explain the new organization structure. Who will head the organization(s)?

     Charlie Ergen will be Chairman of the Board and CEO of the merged company. The board of directors will consist of nine members, five of whom will be independent directors not affiliated with either GM or EchoStar. Harry Pearce, Jack Shaw and Peter Lund (who is a current HUGHES outside director) would be directors of the company.

     Beyond that, no organizational announcements regarding the leadership of the new company or the operating companies acquired as part of the HUGHES transaction have been made.

13.  When will the transaction be consummated?

     It is difficult to predict a timeframe for closure on this transaction because many steps and other entities will become involved before the transaction can close. A "best guess" is that the transaction will close in 9 -12 months, roughly the second half of 2002.

14.  What process will be followed to gain closure on this transaction?

     Next steps to gain closure on this transaction include:
     ------------------------------------------------------

     1. Government approvals in US (U.S. antitrust and Federal Communications Commission).

     2. IRS ruling that the transaction is tax-free to GM, HUGHES and GM shareholders for U.S. Federal income tax purposes.

     3.   GM and GMH Shareholder approval.

15. Will this deal require approval of the GMH shareholders and the GM $1-2/3 shareholders?

     Yes. The shareholders must approve it by a majority vote of each separate class of shareholders and both classes voting together.

16.  Are we competing with EchoStar until this transaction is completed?

     Yes. Until the transaction is complete, DIRECTV and all of the HUGHES businesses will operate as separate companies. Information should not be shared with EchoStar beyond what would have been shared in the normal course of business prior to this agreement. In daily business matters we are obligated to operate as competitors until the Closing Date. However, HUGHES will consult with the management of EchoStar on material items specified in the merger agreement.

--------------------------------------------------------------------------------
B.   Impact on Stock
--------------------------------------------------------------------------------

17.  What will happen to GMH stock?

     All GMH stock will be exchanged for HUGHES common stock and HUGHES will be re-named EchoStar Communications Corporation after the current EchoStar has merged into HUGHES.

     In approximately 6 months all GM shareholders will receive a detailed information statement regarding the transaction soliciting their approval of the transaction.

--------------------------------------------------------------------------------
C.   Impact on HUGHES Companies
--------------------------------------------------------------------------------

18. How will this impact the HUGHES companies? Will any units be sold? Will units be restructured? Describe.

     It is too early to answer this question. As with any transaction of this magnitude, we can expect there to be some level of impact at all of our business units. Decisions about future business strategy and direction will be made by the new leadership team, and we can reasonably expect a review of all parts of the business.

19.  Will staffing be affected?

     It is too early to tell how staffing across all the HUGHES companies might be affected. Workforce reductions are anticipated, but to what degree, we don't yet know. As with any transaction, it takes time for leaders to assess a business and determine what changes, if any, are needed to fit with business strategies.

     A process will be put in place to evaluate the new organization's needs, identify available candidates, and place the most qualified candidates into available positions, regardless of which company they worked for prior to the merger. A four member panel, including Jack Shaw, Eddy Hartenstein, Charlie Ergen and EchoStar President Michael Dugan will have oversight of this process.

20.  How will this merger impact the business operations of DIRECTV?

     All the direct-to-home services supplied through the new company will benefit by being part of one of the nation's leading multimedia digital entertainment companies. Best practices from both DIRECTV and EchoStar will be used to address issues such as technology leadership, expanded programming, accelerating broadband and interactive capacity and improving customer satisfaction. The end result will be a better product for our customers and a fierce competitor for digital cable.

     .  How will this impact DIRECTV Broadband (formerly Telocity)?
       DIRECTV Broadband will become part of the new company, as a unit of DIRECTV.

21.  What's the impact on DIRECTV Latin America's business?

     DIRECTV Latin America is a leader in its markets, with good growth potential. As with all other aspects of the business, the new leadership will review the DIRECTV Latin America business and decide how it best fits with the overall business strategy.
     DIRECTV Latin America can benefit in the newly merged company by access to synergies of the combined company.

22. How will this impact the business operations of Hughes Network Systems (and its subsidiaries)?

     We believe it will continue to play a strategic role in the growth of satellite-delivered broadband. The HNS enterprise services business has a strong customer base and solid business model, as well.

  .  What does it mean for DIRECWay and DirecPC? Spaceway?
     We think that the DIRECWay and DirecPC satellite services will provide significant value on both the enterprise and consumer fronts and that Spaceway will be an enormous strategic competitive advantage over the next several years. Ultimately, the decision on these technologies and new services and how aggressively they are deployed -- or not deployed -- will be the new management's decision.

  . What happens to the 4 subsidiaries in India? These will be part of the new company, as subsidiaries of HNS.

  .  What does this mean for One Touch?
     One Touch will be part of the new company, as a subsidiary of HNS.

23.  How will this impact PanAmSat's business?

     HUGHES' 81% interest in PanAmSat will become part of the new company at the Closing Date. If the merger does not close due to regulatory complications, EchoStar has agreed to acquire HUGHES' interest in PanAmSat. Future decisions would be made by management and the Board of Directors.

24.  What will happen to HUGHES Global Services?

     HUGHES put HGS up for sale several months ago and intends to continue exploration of that potential divestiture. If it is part of HUGHES at the close of the transaction, it will become part of the new company, which may or may not want to continue the plan to sell it.

25.  How will this impact HUGHES Corporate?

     It is too early to tell the exact impact on the HUGHES Corporate workforce. Overlaps between HUGHES and EchoStar's corporate functions will be identified and it is likely that workforce reductions will occur.


--------------------------------------------------------------------------------
D.   Additional Questions
--------------------------------------------------------------------------------

26. Will my membership in the Kinecta Credit Union (formerly Hughes Aircraft Employees Federal Credit Union) continue?

     Yes. Once you are a member of the credit union, you may retain your membership indefinitely.

27.  How do we find out more about this transaction?

     Additional information will be communicated to you through the established company communication systems, and posted on the HUGHESNet web site. You will also receive a Transition News newsletter and/or e-mails with more information as it becomes available.

28.  Who can answer additional questions?

     If you have additional questions, you should ask your manager or your local Human Resources representative. You may e-mail, FAX or telephone your questions to HUGHES Employee Communications:

     .  employee.communications@hughes.com
     .  FAX: (310) 647-6213
     .  Telephone: (888) 832-5306 or (310) 662-5208

     Questions that are of general interest will be answered and posted on the HUGHESNet web site. In some cases, highly specific questions will be answered directly.

     The Employee Assistance Program (EAP) is also available to discuss personal concerns you may have regarding changes that are occurring:

     . Corporate, DIRECTV in California: Jody Dean (310) 662-9908 or e-mail any questions to jody.dean@hughes.com, emergency number: (310) 662-9832.
     .   Hughes Network Systems: (888) 935-5964
     .   PRIMESTAR by DIRECTV and Boise Call Center: (888) 935-5964
     . DIRECTV Latin America: Larry Billion, Ph.D., (561) 895-0027 or (888) 395-0108.

     PanAmSat provides counseling services through Value Behavior Health, (800) 284-9863.

29.  When will more information be available?
     More information will be available on an ongoing basis, as soon as practicable.

                                      # # #

     In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.
     General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine        Vice Chairman and CFO, General Motors
Jack A. Shaw          Chief Executive Officer, Hughes

Roxanne S. Austin          Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein        Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines          Corporate VP and CFO, Hughes

     Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

     Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

     EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

     Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                                     [LOGO]

Through more than 20 years of operation, EchoStar has grown from a small business distributing satellite dishes in Colorado to become the nation's fastest-growing Direct Broadcast Satellite (DBS) television provider. This evolution has been achieved in the face of stiff competitive, technological and regulatory challenges, and is representative of the drive, vision and determination of the company's management and employees.

     . EchoStar Communications Corporation was founded in 1980, distributing large backyard satellite dish antennas for rural homes in Colorado where few thought television would flourish.

     . By 1985 the Company had become a profitable, multi-million dollar vertically integrated business by designing, manufacturing and distributing large dish antennas and digital equipment.

     . With the vision to see the enormous potential of satellite television, Ergen knew he also needed to be a distributor of programming. Starting in 1987, EchoStar filed for and won licenses with the FCC to own orbital spectrum and become a nationwide direct broadcast satellite provider.

     . EchoStar I, the company's first high-powered, digital satellite was successfully launched in 1995 and the DISH Network began operations in early 1996.

     . Today, EchoStar has six satellites in orbit with three additional high-powered satellites scheduled to launch in the near future DISH Network is capable of providing more than 500 channels to consumers, including high definition TV, foreign language channels and interactive television services. The Company's unique organization has six wholly-owned Call Centers with over 8,000 agents and its own nationwide installation and service network.

--------------------------------------------------------------------------------
Bringing Benefits to Customers, Shareholders and the Industry
--------------------------------------------------------------------------------

EchoStar's determination to compete against powerful cable operators, combined with the vision to deliver low cost, high quality television services, has brought significant benefits to U.S. consumers while delivering strong returns for shareholders.

          Delivering Better Services at Lower Cost

     . Charlie Ergen realized that a satellite could reach any part of the U.S. more easily than a cable network or traditional local broadcast signals and by 1996 EchoStar had launched DISH Network capable of providing service to every home in the U.S.

     . Today, DISH Network provides more than 6 million households in both urban as well as underserved rural markets with hundreds of popular TV networks (as well as local stations), and added approximately 5,000 net new customers each day in 2000.

     . EchoStar's next goal is to bridge the `digital divide' - by providing HDTV and two-way, high-speed internet access via satellite to all regions in the U.S., rural and urban, alike.

     . EchoStar has remained competitive and won customers by slashing customer start-up prices and signing up new subscribers for DISH Network at groundbreaking speed - effectively forcing its cable competitors to compete on terms more agreeable to consumers.

  Fighting on Behalf of Consumers

     . For true competition to exist in the MVPD (Multi-channel Video Program Distributor) television business, appropriate legislation allowing rebroadcast of local signals - a right that cable providers already enjoyed - was crucial. EchoStar led the way for the legislation to secure these local rebroadcast rights, lobbying intensely for this cause.

  Creating Competition within the MVPD Television Industry

     . EchoStar also shocked the industry in 1996 by slashing satellite television equipment prices from $699 to $199, forcing other DBS providers to follow suit. Cable TV companies, which have a monopoly within their markets, actually increased prices by almost 2.5 times the rate of inflation from 1990 to 20001.

     . EchoStar's philosophy of setting high-quality standards for DBS and pricing the product within reach of most homeowners has created significant competition against cable operators.

  Creating Value Along the Way

     . Since its inception, EchoStar's revenues have grown at a 93.3% compound annual growth rate, while customers have increased at an 88.5% compound annual growth rate.

     . DISH stock has grown 1,354% since January 1, 1998. A hundred dollars invested on Jan. 1, 1998, would be worth approximately $1,500 as of Aug. 3, 2001.

     . DISH's nine "strong buy" and five "buy" recommendations provide compelling evidence of Wall Street analysts' belief in Charlie Ergen and EchoStar.


______________________
/1/ Source: NCTA, Paul Kagan Associates, Cable TV Financial Databook, Bureau of Labor Statistics

                                      # # #

     In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.
     General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine             Vice Chairman and CFO, General Motors
Jack A. Shaw               Chief Executive Officer, Hughes
Roxanne S. Austin          Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein        Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines          Corporate VP and CFO, Hughes

     Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

     Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

     EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

     Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.